Exhibit 99.1

Pinduoduo Announces Third Quarter 2020 Unaudited Financial Results

SHANGHAI, CHINA, November 12, 2020 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast growing technology platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•                          GMV1 in the twelve-month period ended September 30, 2020 was RMB1,457.6 billion (US$2214.7 billion), an increase of 73% from RMB840.2 billion in the twelve-month period ended September 30, 2019.

•                          Total revenues in the quarter were RMB14,209.8 million (US$2,092.9 million), an increase of 89% from RMB7,513.9 million in the same quarter of 2019.

•                          Average monthly active users3 in the quarter were 643.4 million, an increase of 50% from  429.6 million in the same quarter of 2019.

•                          Active buyers4 in the twelve-month period ended September 30, 2020 were 731.3 million, an increase of 36% from 536.3 million in the twelve-month period ended September 30, 2019.

•                          Annual spending per active buyer5 in the twelve-month period ended September 30, 2020 was RMB1,993.1 (US$293.6), an increase of 27% from RMB1,566.7 in the twelve-month period ended September 30, 2019.

“This quarter we continued to invest in user engagement, which resulted in strong growth of MAUs and active buyers,” commented Mr. Lei Chen, Chief Executive Officer of Pinduoduo. “Our strategic priorities are informed by the changes in consumer habits that we observe and anticipate. We continue to innovate in order to meet such needs, especially in the agricultural industry.”

1   “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day.

2   This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3  “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4  “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5  “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“This quarter we started Duo Duo Maicai to address the structural changes we see in how consumers fulfill their daily grocery needs. Duo Duo Maicai is a natural extension of our existing business and offers consumers a complementary experience to our main app,” added Mr. David Liu, Vice President of Strategy. “It is a long-term business that aligns well with our commitment to digitize China’s agricultural value chain and to be China’s leading agriculture platform. We are committed to continued investments into the agricultural supply chain and ecosystem.”

“Despite industry seasonality, we continued to deliver solid execution through the third quarter and generated positive cash flow from operations,” added Mr. Tony Ma, Vice President of Finance. “As a result, our trailing 12-month GMV grew 73% from a year ago, and our total revenues in the September quarter increased by 89% year-over-year.”

Third Quarter 2020 Unaudited Financial Results

Total revenues were RMB14,209.8 million (US$2,092.9 million), an increase of 89% from RMB7,513.9 million in the same quarter of 2019. The increase was primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services and others were RMB12,877.7 million (US$1,896.7 million), an increase of 92% from RMB6,711.4 million in the same quarter of 2019. The increase was primarily attributable to higher advertising demand from merchants on our platform given continued advancement in our brand and market position.

•                          Revenues from transaction services were RMB1,332.1 million (US$196.2 million), an increase of 66% from RMB802.5 million in the same quarter of 2019, primarily due to the increase in GMV.

Total costs of revenues were RMB3,260.2 million (US$480.2 million), an increase of 78% from RMB1,833.3 million in the same quarter of 2019. The increase was mainly due to higher payment processing fee, higher costs for cloud services, and other expenses directly attributable to online marketing services and other revenues.

Total operating expenses were RMB12,245.4 million (US$1,803.5 million), compared with RMB8,472.6 million in the same quarter of 2019.

•                          Sales and marketing expenses were RMB10,071.9 million (US$1,483.4 million), an increase of 46% from RMB6,908.8 million in the same quarter of 2019, mainly due to an increase in advertising expenses and promotion and coupon expenses.

•                          General and administrative expenses were RMB368.6 million (US$54.3 million), a decrease of 16% from RMB436.6 million in the same quarter of 2019. Our G&A expenses in the third quarter of 2019 included certain expenses relating to our initiatives to alleviate rural poverty. We did not incur such expenses this quarter.

•                          Research and development expenses were RMB1,804.9 million (US$265.8 million), an increase of 60% from RMB1,127.2 million in the same quarter of 2019. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel, and an increase in R&D-related cloud services expenses.

Operating loss was RMB1,295.7 million (US$190.8 million), compared with RMB2,792.0 million in the same quarter of 2019. Non-GAAP operating loss6 was RMB339.8 million (US$50.0 million), compared with RMB2,123.5 million in the same quarter of 2019.

Net loss attributable to ordinary shareholders was RMB784.7 million (US$115.6 million), compared with RMB2,335.0 million in the same quarter of 2019. Non-GAAP net gain attributable to ordinary shareholders6 was RMB466.4 million (US$68.7 million), compared with non-GAAP net loss of RMB1,660.4 million in the same quarter of 2019.

Basic and diluted net loss per ADS were RMB0.66 (US$0.10), compared with RMB2.00 in the same quarter of 2019. Non-GAAP basic net gain per ADS were RMB0.39 (US$0.06), compared with RMB1.44 loss in the same quarter of 2019. Non-GAAP diluted net gain per ADS were RMB0.33 (US$0.05), compared with RMB1.44 loss in the same quarter of 2019.

Net cash provided by operating activities was RMB8,321.8 million (US$1,225.7 million), compared with RMB2,618.2 million in the same quarter of 2019, primarily due to an increase in online marketing services revenues.

Cash, cash equivalents and short-term investments were RMB45.6 billion (US$6.7 billion) as of September 30, 2020, compared with RMB41.1 billion as of December 31, 2019.

6  The Company’s non-GAAP financial measures exclude share-based compensation expenses, interest expenses related to the convertible bonds’ amortization to face value and fair value change of long-term investments. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Thursday, November 12, 2020 (8:30 PM Beijing/Hong Kong Time on Thursday, November 12, 2020).

Please pre-register to join this conference using the registration link below. Please dial in using the participant dial-in numbers, direct event passcode, PIN and unique registrant ID which would be provided to you upon registering.

Pre-register at: http://apac.directeventreg.com/registration/event/9476278

A telephone replay of the call will be available after the conclusion of the conference call until 7:59 AM Eastern Time on November 20, 2020.

Dial-in numbers for the replay are as follows:

International:	+61-2-8199-0299
U.S.:	+1-646-254-3697
Passcode:	9476278

A live and archived webcast of the conference call will be available at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss and non-GAAP net loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, interest expenses related to the convertible bonds’ amortization to face value and fair value change of long-term investments.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, interest expenses related to the convertible bonds’ amortization to face value and fair value change of long-term investments, which are non-cash items. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing technology platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks effectively.

For more information, please visit http://investor.pinduoduo.com/. We also share Pinduoduo news and thought pieces on industry trends at our content hub at https://stories.pinduoduo-global.com/ which may be of interest to investors.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
		(Unaudited)

ASSETS

Current assets
Cash and cash equivalents	5,768,186	5,715,676	841,828
Restricted cash	27,577,671	38,813,084	5,716,549
Receivables from online payment platforms	1,050,974	531,009	78,209
Short-term investments	35,288,827	39,859,089	5,870,609
Amounts due from related parties	2,365,528	3,449,126	508,001
Prepayments and other current assets	950,277	1,802,585	265,492
Total current assets	73,001,463	90,170,569	13,280,688

Non-current assets
Property, equipment and software, net	41,273	46,509	6,850
Intangible asset	1,994,292	1,486,959	219,005
Right-of-use assets	517,188	534,076	78,661
Other non-current assets	503,120	7,172,813	1,056,441
Total non-current assets	3,055,873	9,240,357	1,360,957

Total assets	76,057,336	99,410,926	14,641,645

PINDUODUO INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
		(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

Current liabilities
Amounts due to related parties	1,502,892	3,298,767	485,856
Customer advances and deferred revenues	605,970	1,042,093	153,484
Payable to merchants	29,926,488	40,299,835	5,935,524
Accrued expenses and other liabilities	4,877,062	6,904,953	1,016,988
Merchant deposits	7,840,912	10,574,559	1,557,464
Short-term borrowings	898,748	2,773,023	408,422
Lease liabilities	115,734	182,318	26,853
Total current liabilities	45,767,806	65,075,548	9,584,591

Non-current liabilities
Convertible bonds	5,206,682	5,504,873	810,780
Lease liabilities	428,593	390,803	57,559
Other non-current liabilities	7,389	36,040	5,308
Total non-current liabilities	5,642,664	5,931,716	873,647

Total liabilities	51,410,470	71,007,264	10,458,238

SHAREHOLDERS’ EQUITY
Ordinary shares	148	153	23
Additional paid-in capital	41,493,949	51,969,053	7,654,214
Accumulated other comprehensive income	1,448,230	533,303	78,547
Accumulated deficits	(18,295,461)	(24,098,847)	(3,549,377)
Total shareholders’ equity	24,646,866	28,403,662	4,183,407
Total liabilities and shareholders’ equity	76,057,336	99,410,926	14,641,645

PINDUODUO INC.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS
(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	7,513,948	14,209,782	2,092,875	19,349,160	32,944,156	4,852,150
Costs of revenues	(1,833,318)	(3,260,155)	(480,169)	(4,301,341)	(7,752,517)	(1,141,823)
Gross profit	5,680,630	10,949,627	1,612,706	15,047,819	25,191,639	3,710,327

Sales and marketing expenses	(6,908,755)	(10,071,868)	(1,483,426)	(17,901,713)	(26,482,073)	(3,900,388)
General and administrative expenses	(436,610)	(368,611)	(54,291)	(951,030)	(1,101,727)	(162,267)
Research and development expenses	(1,127,238)	(1,804,886)	(265,831)	(2,597,983)	(4,940,392)	(727,641)
Total operating expenses	(8,472,603)	(12,245,365)	(1,803,548)	(21,450,726)	(32,524,192)	(4,790,296)

Operating loss	(2,791,973)	(1,295,738)	(190,842)	(6,402,907)	(7,332,553)	(1,079,969)

Interest and investment income, net	414,615	485,413	71,494	1,069,285	1,783,971	262,751
Interest expenses	(6,150)	(165,638)	(24,396)	(6,150)	(479,190)	(70,577)
Foreign exchange gain	33,542	97,861	14,413	76,416	76,191	11,222
Other income, net	23,176	57,936	8,533	55,608	112,553	16,577

Loss before income tax and share of results of equity investees	(2,326,790)	(820,166)	(120,798)	(5,207,748)	(5,839,028)	(859,996)
Share of results of equity investees	(8,218)	35,458	5,222	(8,218)	35,642	5,249
Income tax expenses	—	—	—	—	—	—
Net loss	(2,335,008)	(784,708)	(115,576)	(5,215,966)	(5,803,386)	(854,747)

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(2,335,008)	(784,708)	(115,576)	(5,215,966)	(5,803,386)	(854,747)
Net loss attributable to ordinary shareholders	(2,335,008)	(784,708)	(115,576)	(5,215,966)	(5,803,386)	(854,747)

Loss per ordinary share:
-Basic	(0.50)	(0.16)	(0.02)	(1.13)	(1.22)	(0.18)
-Diluted	(0.50)	(0.16)	(0.02)	(1.13)	(1.22)	(0.18)

Loss per ADS (4 ordinary shares equals 1 ADS ):
-Basic	(2.00)	(0.66)	(0.10)	(4.52)	(4.90)	(0.72)
-Diluted	(2.00)	(0.66)	(0.10)	(4.52)	(4.90)	(0.72)

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	4,649,429	4,786,276	4,786,276	4,619,623	4,739,382	4,739,382
-Diluted	4,649,429	4,786,276	4,786,276	4,619,623	4,739,382	4,739,382

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketing services and others	6,711,455	12,877,658	1,896,674	17,126,942	29,424,626	4,333,779
Transaction services	802,493	1,332,124	196,201	2,222,218	3,519,530	518,371
Total Revenues	7,513,948	14,209,782	2,092,875	19,349,160	32,944,156	4,852,150

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	8,567	4,424	652	16,579	22,368	3,294
Sales and marketing expenses	219,008	335,331	49,389	623,508	816,672	120,283
General and administrative expenses	206,066	236,011	34,761	562,118	714,515	105,237
Research and development expenses	234,786	380,163	55,991	556,829	1,126,258	165,880
Total	668,427	955,929	140,793	1,759,034	2,679,813	394,694

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	2,618,232	8,321,792	1,225,667	5,222,963	13,250,058	1,951,521
Net cash used in investing activities	(16,175,856)	(455,054)	(67,022)	(16,857,806)	(11,735,064)	(1,728,387)
Net cash provided by financing activities	6,967,004	—	—	14,960,832	9,624,213	1,417,493
Effect of exchange rate changes on cash, cash equivalents and restricted cash	292,531	(15,868)	(2,337)	500,402	43,696	6,436

(Decrease)/increase in cash, cash equivalents and restricted cash	(6,298,089)	7,850,870	1,156,308	3,826,391	11,182,903	1,647,063
Cash, cash equivalents and restricted cash at beginning of period	40,664,166	36,677,890	5,402,069	30,539,686	33,345,857	4,911,314
Cash, cash equivalents and restricted cash at end of period	34,366,077	44,528,760	6,558,377	34,366,077	44,528,760	6,558,377

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating loss	(2,791,973)	(1,295,738)	(190,842)	(6,402,907)	(7,332,553)	(1,079,969)
Add: Share-based compensation	668,427	955,929	140,793	1,759,034	2,679,813	394,694
Non-GAAP operating loss	(2,123,546)	(339,809)	(50,049)	(4,643,873)	(4,652,740)	(685,275)

Net loss attributable to ordinary shareholders	(2,335,008)	(784,708)	(115,575)	(5,215,966)	(5,803,386)	(854,747)
Add: Share-based compensation	668,427	955,929	140,793	1,759,034	2,679,813	394,694
Add: Interest expense related to convertible bonds’ amortization to face value	6,150	147,081	21,663	6,150	433,838	63,897
Add/Less: Loss/(gain) from fair value change of long-term investments	—	148,093	21,812	—	(90,755)	(13,367)
Non-GAAP net (loss)/gain attributable to ordinary shareholders	(1,660,431)	466,395	68,693	(3,450,782)	(2,780,490)	(409,523)

Weighted-average number of outstanding ordinary shares - basic (in thousands)	4,649,429	4,786,276	4,786,276	4,619,623	4,739,382	4,739,382
Weighted-average number of outstanding ordinary shares - diluted (in thousands)	4,649,429	5,576,093	5,576,093	4,619,623	4,739,382	4,739,382

Basic loss per ordinary share	(0.50)	(0.16)	(0.02)	(1.13)	(1.22)	(0.18)
Add: Non-GAAP adjustments to (loss)/gain per ordinary share	0.14	0.26	0.03	0.38	0.63	0.09
Non-GAAP basic (loss)/gain per ordinary share	(0.36)	0.10	0.01	(0.75)	(0.59)	(0.09)
Non-GAAP basic (loss)/gain per ADS	(1.44)	0.39	0.06	(3.00)	(2.35)	(0.35)

Diluted loss per ordinary share	(0.50)	(0.16)	(0.02)	(1.13)	(1.22)	(0.18)
Add: Non-GAAP adjustments to (loss)/gain per ordinary share	0.14	0.24	0.03	0.38	0.63	0.09
Non-GAAP diluted (loss)/gain per ordinary share	(0.36)	0.08	0.01	(0.75)	(0.59)	(0.09)
Non-GAAP diluted (loss)/gain per ADS	(1.44)	0.33	0.05	(3.00)	(2.35)	(0.35)